Exhibit 99.111

Valour Surpasses US$1 Billion in Assets Under Management

●	Record AUM Milestone: Valour has achieved a historic milestone by surpassing US$1 billion in AUM, with a total of US$1.02 billion (C$1.46 billion) as of January 20, 2025.

●	Strategic Global Expansion: Valour is actively working on expanding its reach into emerging markets through MOUs with AsiaNext and SovFi for listing digital asset ETPs in APAC, and with the NSE to establish a presence in Africa. These efforts align with its strategy to enter high-growth regions like Asia, Africa, and the Middle East.

●	Innovative Leadership: With a 133% year-over-year AUM growth in 2024 and top-performing ETPs like Valour SOL, BTC, ETH, and ADA, Valour continues to lead the market by delivering cutting-edge, cost-effective, and secure digital asset investment products across Europe and beyond.

Toronto, Canada, January 21, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") has surpassed US$1 billion in assets under management (“AUM”) for the first time in its history. The official total AUM now stands at a record US$1.02 billion (C$1.46 billion) as of January 20, 2025.

This milestone builds upon Valour’s strong December performance, which included record monthly net inflows of C$56 million (US$38.8 million) and the historic launch of 20 new digital asset ETPs on the Spotlight Stock Market. Valour’s achievements have cemented its position as a leader in providing seamless access to digital asset.

In addition to its record-breaking financial performance, Valour is expanding its geographic focus to unlock opportunities in emerging markets. Valour has signed a Memorandum of Understanding (a “MOU”) with AsiaNext and SovFi to pursue the listing and expansion of its digital asset ETPs on AsiaNext's Singapore-licensed securities exchange. This initiative aims to enhance institutional access across the Asia-Pacific (“APAC”) region, which is witnessing rapid digital asset adoption.

Similarly, Valour is working to enter the African market through a MOU with the Nairobi Securities Exchange (“NSE”) and SovFi. This collaboration seeks to facilitate the creation, issuance, and trading of digital asset ETPs in Africa. These MOUs mark the initial steps in Valour’s efforts to establish a presence in these high-potential regions as the regulatory frameworks and market infrastructures governing such jurisdictions continue to evolve.

Valour’s current strategic focus encompasses Europe, Asia, Africa, and the Middle East, which represent significant opportunities for growth due to their increasing adoption of digital assets. By engaging with key partners and regulators in these regions, Valour is positioning itself to capitalize on the ongoing global evolution of digital asset investment products.

"Reaching US$1 billion in AUM is a significant milestone for Valour and a clear reflection of the growing demand for secure, innovative, and accessible digital asset investment products,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Our team has worked diligently to create a product portfolio that not only meets the current needs of investors but also anticipates the future of digital asset participation. As we actively work to expand into promising regions such as Asia, Africa, and the Middle East, we are committed to collaborating with strategic partners and regulators to unlock the full potential of digital assets. This achievement marks the start of an exciting new chapter, and we are eager to continue driving growth and adoption in the global ETP market."

Since its inception, Valour has remained focused on delivering cutting-edge financial products, including physically backed and fully hedged digital asset ETPs. These products are listed across Europe’s leading stock exchanges, ensuring ease of access and liquidity for investors.

Valour ended 2024 with a 133% year-over-year AUM growth, highlighting the strength of its offerings and strategic execution. Its top-performing ETPs include Valour SOL, BTC, ETH, and ADA, among others. Investor demand continues to rise for diverse and innovative digital asset solutions, further solidifying Valour’s leadership in the market.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; geographical expansion of Valour’s range of ETPs; MOUs; expansion of digital asset ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier	Roussy	Newton
Chief	Executive	Officer
ir@defi.tech
(323) 537-7681

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